SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2*)

Vertex Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92534K107

(CUSIP Number)

May 18, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 92534K107	Page 2 of 5

(1)	Names of reporting persons Richard Jacinto II
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole Voting Power 2,500,000 shares of common stock (1)
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 2,500,000 shares of common stock (1)
	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 shares of common stock (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.9% (2)
(12)	Type of Reporting Person (See Instructions) IN

(1)	Consists of 2,500,000 shares of common stock held by NFS/FMTC Roth IRA FBO Richard Jacinto II, of which Richard Jacinto II is the beneficiary.
(2)	Based on 64,580,984 shares of common stock of the Issuer outstanding as of May 9, 2022.

CUSIP No 92534K107	Page 3 of 5

Item 1(a).	Name of Issuer:

Vertex Energy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1331 Gemini Street, Suite 250, Houston, TX 77058

Item 2(a).	Name of Person Filing:

Richard Jacinto II

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Reporting Person’s address is 394 Saddle Back Trail, Franklin Lakes, NJ 07417.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP No.:

92534K107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No 92534K107	Page 4 of 5

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: 2,500,000 shares of common stock (1)

(b)	Percent of class: 3.9% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,500,000 shares of common stock (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,500,000 shares of common stock (1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Consists of 2,500,000 shares of common stock held by NFS/FMTC Roth IRA FBO Richard Jacinto II, of which Richard Jacinto II is the beneficiary.

(2)	Based on 64,580,984 shares of common stock of the Issuer outstanding as of May 9, 2022.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No 92534K107	Page 5 of 5

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2022

By:	/s/ Richard Jacinto II
Name:	Richard Jacinto II